UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 27, 2025

In the Matter of

YI YUE DIGITAL TECHNOLOGY GROUP CORP
Rm 2405, Sanhang Technology Bldg
Northwestern Poly. University
45 High-Tech South Road
Nanshan District
Shenzhen, China

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-281679

YI YUE DIGITAL TECHNOLOGY GROUP CORP filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

YI YUE DIGITAL TECHNOLOGY GROUP CORP has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on June 27, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief